SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that it received, on October 19, 2018, from B3 S.A. - Brasil, Bolsa, Balcão, the Official Letter No. 1802/2018-SAE, requesting clarification regarding the news published in the newspaper "Estado de São Paulo, under the heading: "Amazonas Energia may have operations closed", which includes the information transcribed below:

Free translation of the Official Letter No. 1802/2018-SAE:

“Centrais Elétricas Brasileiras S.A.

To. Armando Casado de Araújo

Investor Relations Officer

Subject.: Request for clarification on news in the press

Dear Sirs,

In a news report published by the newspaper "Estado de São Paulo" on October 19, 2018, under the heading "Amazonas Energia may have operations closed", among other information, the government and Eletrobrás are preparing to close operations in Amazonas Energy if there are no interested in the auction of the company, scheduled for October 25.

We request clarification on the item indicated, until October 22, 2018, with your confirmation or otherwise, as well as other information considered important. "

In consideration of the above mentioned letter, we clarify that:

1.     The 165th Shareholders' General Meeting, held on July 22, 2016, rejected, among other resolutions, the extension of the Amazonas Distribuidora de Energia S.A. ("Amazonas Energia") concession, establishing that transfer of shareholder control of said distribution company should occur until December 31, 2017, pursuant to article 8, paragraph 1-A of Law 12,783 of January 11, 2013, or, if the disposal of the shareholding control did not occur until such time limit, the liquidation process of said company was initiated.

2.     The 169th Shareholders' General Meeting held on December 28, 2017, among other resolutions, extended the term of transfer of control of Amazonas Energia from December 31, 2017 to July 31, 2018.

3.     The 170th Shareholders' General Meeting, held on February 8, 2018, approved, among other measures, the conditions for the sale of Amazonas Energia, in accordance with the model recommended by the Board of the Investment Partnerships Program - CPPI. Such sale should occur until the deadline approved by the 169th Shareholders' General Meeting, under penalty of liquidation of Amazonas Energia, as approved by the 165th Shareholders' General Meeting;

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

4.     The 171st Shareholders' General Meeting, held on July 30, 2018, among other measures, extended once again the term of transfer of control of Amazonas Energia to December 31, 2018.

5.     According to the Market Announcement of September 20, 2018, Amazonas Energia will be auctioned, for sale, on October 25, 2018, but depending on the result of the auction, according to the current ruling assembly in force, if the transfer of control of Amazonas Energia does not occur until December 31, 2018, Amazonas Energia shall be liquidated, as decision by majority of the shareholders of Eletrobras.

6.     Thus, the report brings news about events that have already been disclosed by the Company, in an appropriate way, either through all the market disclosures related to the meetings of Eletrobras' shareholders, or through Relevant Facts and Market Announcements.

Rio de Janeiro, October 19, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.